EXHIBIT 99.1


                             [SANOFI-AVENTIS LOGO]


                                                         Paris, October 14, 2004

                 PROPOSED MERGER OF AVENTIS INTO SANOFI-AVENTIS

The Management Board of Aventis at its meeting on October 13, 2004, and the Supervisory Board of Aventis and the Board of Directors of sanofi-aventis at their respective meetings on October 14, 2004, have each approved the terms of a plan of merger of Aventis with and into sanofi-aventis. The decision to study a plan of merger was previously announced on August 31, 2004.

The proposed merger follows sanofi-aventis' offer in the first half of 2004 to acquire Aventis and thereby create the largest pharmaceuticals group in Europe and the third largest pharmaceuticals group in the world, today giving sanofi-aventis 97.98% of Aventis' share capital and 98.02% of its voting rights. A merger is a logical step in the integration process, simplifying the group's legal structures. It will allow Aventis shareholders to benefit from the market liquidity of sanofi-aventis.

The merger exchange ratio has been set at 27 sanofi-aventis ordinary shares for 23 Aventis ordinary shares, substantially equivalent to the exchange ratio offered in the all stock election in the public tender offer before the adjustment in respect of the Aventis 2003 dividend (or 1.1739). This ratio has been determined on the basis of the same set of analyses used to set the exchange ratio in the all-stock election and is currently under review by the merger auditors appointed in connection with the proposed merger.

The resolutions required for the approval of the proposed merger will be submitted to the respective extraordinary general meetings planned for December 13, 2004 on the first call for Aventis and sanofi-aventis, and for December 23, 2004 on the second call for sanofi-aventis.

The proposed merger will be the subject of an information document (the "Document E"), which will be registered with the French Autorite des marches financiers and a registration statement filed with the U.S. Securities and Exchange Commission.


ABOUT SANOFI-AVENTIS The sanofi-aventis Group is the world's 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).




                Senior Vice President, Corporate Communications:
       Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
                Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 -
                 174, avenue de FRANCE - 75013 Paris - France -
                             www.sanofi-aventis.com


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Important Information
---------------------


In connection with the proposed merger of Aventis with and into sanofi-aventis, sanofi-aventis intends to file a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will include a prospectus relating to the merger, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING ANY PRELIMINARY PROSPECTUS OR DEFINITIVE PROSPECTUS (WHEN AVAILABLE) RELATING TO THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, sanofi-aventis will provide investors with information on how to obtain any merger-related documents for free from sanofi-aventis or from its duly appointed agents.

As agreed with the Autorite des marches financiers (AMF), a draft of the French prospectus relating to the merger (Document E), which has not yet been approved by the AMF, will be made available, free of charge, at the sanofi-aventis website, www.sanofi-aventis.com, from the time that the documentation filed with the SEC is available on the website of the SEC. INVESTORS SHOULD BE AWARE THAT THE FRENCH DOCUMENT WHICH WILL BE AVAILABLE ON THE SANOFI-AVENTIS WEBSITE IS ONLY A DRAFT OF THE FRENCH PROSPECTUS (DOCUMENT E) AND THAT IT REMAINS SUBJECT TO CHANGE, IN PARTICULAR IN RESPONSE TO COMMENTS FROM THE AMF. THEREFORE, IT IS STRONGLY RECOMMENDED THAT INVESTORS READ THE DEFINITIVE VERSION OF THE FRENCH PROSPECTUS (DOCUMENT E) WHICH WILL BE AVAILABLE ON-LINE ON THE WEBSITES OF THE AMF AND OF SANOFI-AVENTIS AFTER IT HAS BEEN APPROVED BY THE AMF.





                Senior Vice President, Corporate Communications:
       Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
                Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 -
                 174, avenue de FRANCE - 75013 Paris - France -
                             www.sanofi-aventis.com


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